Paul J. Delligatti 202.346.4309 pdelligatti@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, N.W. Washington, D.C. 20036 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

December 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lauren Hamilton

Re:	Virtus Opportunities Trust (the “Registrant”)

Response to Staff Comments on Form N-14 – Registration Statement under the Securities Act of 1933

File No. 0001104659-21-143538

Dear Ms. Hamilton:

On behalf of the Registrant, we are submitting this letter in response to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone conversation on December 16, 2021 regarding the Form N-14 prospectus/proxy statement (the “Registration Statement”) referenced above. A preliminary Registration Statement was submitted to the SEC on November 24, 2021. Any changes made in response to the Staff’s comments will be reflected in the definitive Registration Statement.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used in this correspondence have the same meaning as in the Registration Statement.

1.           Comment: Please explain supplementally the status of Stone Harbor Emerging Markets Debt Blend Fund (the “Blend Fund”). Per financial statements dated May 31, 2021, the Fund had not yet commenced operations as of that reporting period. The Staff observed that the Blend Fund was referenced in the Acquired Funds’ prospectus dated September 30, 2021.

Response: The Blend Fund has not commenced operations and will not be reorganized into any Acquiring Fund. Prior to, or shortly after, the Reorganizations, it is anticipated that the Blend Fund will be terminated.

Ms. Hamilton

December 29, 2021

2.           Comment: Please review the “Annual Fund Operating Expenses” table for the Emerging Markets Debt Fund and confirm that the total expense ratio of the Acquiring Fund is expected to be the same as that of the Acquired Fund. If this is not the case, please update the expense information included in the table.

Response: The information included in the “Annual Fund Operating Expenses” table has been updated.

3.           Comment: In the Question and Answer (“Q&A”) section and other applicable instances in the Registration Statement, please compare the sales loads, contingent deferred sales charges, commissions, redemption fees and other transaction fees (collectively, “Transaction Fees”) charged with respect to Class A shares of the Acquiring Funds to the Transaction Fees charged with respect to Distributor Class shares of the Acquired Funds.

Response: The Registration Statement includes information regarding the applicable Transaction Fees charged with respect to Class A shares of the Acquiring Funds and also discloses that no such Transaction Fees will be imposed in connection with the Reorganizations. The Registration Statement has been updated to reflect the fact that no Transaction Fees are currently charged with respect to Distributor Class shares of the Acquired Funds. The Registration Statement also explains that there are no outside shareholders of Distributor Class shares of the Acquired Funds.

4.           Comment: Please confirm that the disclosure required by Rule 6-11 of Regulation S-X has been included in the Registration Statement. Please update the Registration Statement, particularly the Statement of Additional Information, to include, among other aspects of Rule 6-11, the “Supplemental financial information” required by Section (d) of such Rule and, as applicable, include appropriate disclosure regarding the impact of the material difference in the valuation procedures of the Acquiring Funds versus those of the Acquired Funds relating to fixed income securities.

Response: The Registration Statement has been updated to include this information. As noted in the updated Registration Statement, it is not anticipated that any Reorganization will result in a material change in an Acquired Fund’s investment portfolio. This disclosure and other pertinent information responsive to Rule 6-11 has been included in the Registration Statement.

5.           Comment: In the “Annual Fund Operating Expenses” table for the Corporate Debt Fund, please include pro forma operating expenses of the Acquiring Fund.

Response: The Registration Statement has been updated accordingly.

6.           Comment: In a footnote to the “Annual Fund Operating Expenses” table for Emerging Markets Corporate Debt Fund, it indicates that the borrowing costs are 1 basis point (i.e., 0.01% of the Fund’s average net assets). The Staff requests that the Registrant review this information and confirm.

Ms. Hamilton

December 29, 2021

Response: The Registrant confirms the borrowing costs included in the Registration Statement. The Financial Highlights table dated May 31, 2021 and the information included in the Acquired Funds’ prospectus dated September 30, 2021 are consistent with this disclosure. For the Staff’s convenience, the aforementioned Financial Highlights and prospectus disclosure follow:

Ms. Hamilton

December 29, 2021

7.           Comment: The “Annual Fund Operating Expenses” tables for each of the Funds include a footnote that describes the expense limitation arrangements that are anticipated to be in place for the Acquiring Funds following the Reorganizations. The Staff requests that the Registrant review this disclosure and confirm that such footnotes are consistent with similar footnotes to be included in the Acquiring Funds’ registration statement filed pursuant to Rule 485 under the Securities Act of 1933 ( the “1933 Act”).

Ms. Hamilton

December 29, 2021

Response: The Registrant confirms that, subject to certain revisions requested by Ms. Anu Dubey of the Staff pursuant to a set of comments to the Registration Statement (such comments were conveyed telephonically on December 10, 2021 and are addressed in a separate correspondence dated December 29, 2021 from Paul Delligatti of Goodwin Procter LLP), the applicable footnotes to the “Annual Fund Operating Expenses” tables are accurate as presented in the Registration Statement. With respect to the Acquiring Funds’ registration statement filed pursuant to Rule 485 under the 1933 Act (for purposes of this response, the “Prospectus”), the Registrant believes that the applicable footnotes substantively align with the Registration Statement’s disclosure regarding the expense limitation arrangements, other than with respect to certain differences associated with the nature of the Registration Statement versus that of the Prospectus (i.e., the Registration Statement discloses arrangements that will be in place in the future upon the closing of a Reorganization). With that as context, the Registrant confirms that it will review and, as necessary, reconcile any differences, including the applicable amount of any expense limitations, prior to filing the definitive Prospectus.

8.           Comment: Under the “Reorganization of Stone Harbor Local Markets Fund into Virtus Stone Harbor Local Markets Fund” section of the Registration Statement, please review the one-year hypothetical expense calculation for Class A shares of the Acquiring Fund.

Response: The Registrant has reviewed and revised the calculation.

9.           Comment: In the “Purchases and Sales of Acquired Fund and Acquiring Fund Shares” section of the Registration Statement, please disclose the fact that Transaction Fees (defined above in Comment 3) may result in higher fees associated with subsequent purchases of Class A shares.

Response: See response to Comment 3 above.

10.         Comment: In the “Tax Status of the Reorganizations” section of the Registration Statement, please (i) include disclosure about the potential loss or limitations with respect to capital loss carry forwards of the Acquired Funds as a result of the Reorganizations; and (ii) disclose the cash amount of capital loss carry forwards as of the most recent fiscal year end of the Acquired Funds.

Response (i): The Registration Statement includes disclosure indicating that a Reorganization will generally not affect an Acquiring Fund’s ability to carry forward capital losses of the corresponding Acquired Fund. As such, other than certain clarifying changes, the Registration Statement has not been updated to address Comment 10(i).

Response (ii): The Registration Statement has been updated to include the amounts of applicable capital loss carry forwards.

11.         Comment: Under the “Capitalization and Ownership of Fund Shares” section of the Registration Statement, please (i) show the adjustments resulting from the difference between the valuation procedures of the Acquiring Funds with respect to fixed income securities and those of the valuation procedures of the Acquired Funds; and (ii) include information as of a date within thirty (30) days of the filing of the definitive Registration Statement.

Ms. Hamilton

December 29, 2021

Response: The requested change has been made. Information has been provided as of November 30, 2021. The revised tables are below:

Stone Harbor Emerging Markets Corporate Debt Fund (Acquired Fund) into Virtus Stone Harbor Emerging Markets Corporate Debt Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	7,115	(7,115)	-
Class I	-	7,084	7,084
Total Net Assets	7,115	(31)	7,084

Net Asset Value Per Share
Institutional Class	9.00	(9.00)	-
Class I	-	8.96	8.96

Shares Outstanding (in 000s)
Institutional Class	790	(790)	-
Class I	-	790	790
Total Shares Outstanding	790	-	790

Stone Harbor Emerging Markets Debt Allocation Fund (Acquired Fund) into Virtus Stone Harbor Emerging Markets Debt Allocation Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	17,550	(17,550)	-
Class I	-	17,475	17,475
Total Net Assets	17,550	(75)	17,475

Net Asset Value Per Share
Institutional Class	8.85	(8.85)	-
Class I	-	8.81	8.81

Shares Outstanding (in 000s)
Institutional Class	1,984	(1,984)	-
Class I	-	1,984	1,984
Total Shares Outstanding	1,984	-	1,984

Stone Harbor Emerging Markets Debt Fund (Acquired Fund) into Virtus Stone Harbor Emerging Markets Debt Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	1,353,610	(1,353,610)	-
Class I	-	1,346,436	1,346,436
Total Net Assets	1,353,610	(7,174)	1,346,436

Net Asset Value Per Share
Institutional Class	9.34	(9.34)	-
Class I	-	9.29	9.29

Shares Outstanding (in 000s)
Institutional Class	144,972	(144,972)	-
Class I	-	144,972	144,972
Total Shares Outstanding	144,972	-	144,972

Ms. Hamilton

December 29, 2021

Stone Harbor High Yield Bond Fund (Acquired Fund) into Virtus Stone Harbor High Yield Bond Fund (Acquiring Fund)

	Acquired Fund	Adjustments	Acquiring Fund
Net Assets (in 000s)
Institutional Class	104,818	(104,818)	-
Class I	-	104,598	106,598
Total Net Assets	104,818	(220)	104,598

Net Asset Value Per Share
Institutional Class	8.01	(8.01)	-
Class I	-	7.99	7.99

Shares Outstanding (in 000s)
Institutional Class	13,086	(13,086)	-
Class I	-	13,086	13,086
Total Shares Outstanding	13,086	-	13,086

Stone Harbor Local Markets Fund (Acquired Fund) into Virtus Stone Harbor Local Markets Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	95,111	(95,111)	-
Class I	-	94,797	94,797
Total Net Assets	95,111	(314)	94,797

Net Asset Value Per Share
Institutional Class	8.38	(8.38)	-
Class I	-	8.35	8.35

Shares Outstanding (in 000s)
Institutional Class	11,350	(11,350)	-
Class I	-	11,350	11,350
Total Shares Outstanding	11,350	-	11,350

Ms. Hamilton

December 29, 2021

Stone Harbor Strategic Income Fund (Acquired Fund) into Virtus Stone Harbor Strategic Income Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	31,307	(31,307)	-
Class I	-	31,226	31,226
Total Net Assets	31,307	(81)	31,226

Net Asset Value Per Share
Institutional Class	9.43	(9.43)	-
Class I	-	9.41	9.41

Shares Outstanding (in 000s)
Institutional Class	3,320	(3,320)	-
Class I	-	3,320	3,320
Total Shares Outstanding	3,320	-	3,320

12.         Comment: Add hyperlinks in the “Where to Get More Information” section of the Registration Statement.

Response: The Registration Statement has been updated to include such hyperlinks.

*           *           *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4309 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul J. Delligatti

Paul J. Delligatti

cc:	Rachel Greer, Stone Harbor Investment Partners LP
Adam Shapiro, Stone Harbor Investment Partners LP Wendy Hills, Virtus Investment Partners, Inc. Holly van den Toorn, Virtus Investment Partners, Inc.